March 10, 2023

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance, Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Attention:      Daniel Crawford

Re:	Kala Pharmaceuticals, Inc. Registration Statement on Form S-3 Filed March 3, 2023

File No. 333-270266

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Kala Pharmaceuticals, Inc. hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-270266), so that it may become effective at 4:00 p.m., Eastern Time, on March 14, 2023, or as soon as practicable thereafter.

Very truly yours,

KALA PHARMACEUTICALS, INC.

By:	/s/ Eric L. Trachtenberg
Name:	Eric L. Trachtenberg
Title:	General Counsel, Chief Compliance Officer and Corporate Secretary